February 21, 2025

Robert P. Rozek
Executive VP, Chief Financial Officer and Chief Corporate Officer
Korn Ferry
1900 Avenue of the Stars, Suite 1500
Los Angeles, CA 90067

       Re: Korn Ferry
           Form 10-K for Fiscal Year Ended April 30, 2024
           Annual Report to Security Holders for Fiscal Year Ended April 30,
2024
           File No. 001-14505
Dear Robert P. Rozek:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

1. Please present or discuss the most comparable GAAP measures with equal or greater prominence where you present or discuss non-GAAP measures. In this regard, you present and/or discuss adjusted EBITDA and adjusted EBITDA margin on pages 3,
       32, 37, and 38 of your document without also presenting and/or discussing net income attributable to Korn Ferry and net income margin attributable to Korn Ferry. This comment also applies to your Forms 10-Q and 8-K. Refer to Item 10(e)(1)(i)(A) of
       Regulation S-K and Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
 February 21, 2025
Page 2


Korn Ferry and Subsidiaries
Consolidated Statements of Income, page F-7

2. Please remove cash dividends declared per share from your consolidated statements of income and instead present this information in your consolidated statements of stockholders' equity and/or footnotes. Similarly revise your Forms 10-Q and your press releases. Refer to ASC 505-10-S99-1, ASC 260-10-45-5 and SEC Release No.
       33-10532.
Annual Report to Security Holders for Fiscal Year Ended April 30, 2024 Performance Highlights Fiscal Year 2024, page 3

3. You present the non-GAAP measure of adjusted diluted earnings per share on pages 3 and 4 of your Annual Report to Security Holders. Please revise to include a reconciliation to the most directly comparable GAAP measure as required by Item
       100(a)(2) of Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Keira Nakada at 202-551-3659 if
you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services